11-29-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 3 4 2004 WASH. D.C.

SEC FILE NUMBER
8- 43500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _October 1, 2003_ AND ENDING _September 30, 2004_

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Harris Capital Corp.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

15 Lewis Street Suite 401
(No. and Street)

Hartford   _CT_   _06103_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian C Harris   _860-522-6700_
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis Glynn + Co. CPA's
(Name – if individual, state last, first, middle name)

17 Shunpike Road   _Cromwell_   _CT_   _06416_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _BRIAN C. HARRIS_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _HARRIS CAPITAL CORP._ , as of _NOVEMBER, 22_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Presidew
Title

New Haven County, State of Connecticut
Subscribed and sworn to before me, in my presence,
this _29_ day of _November_ , _2004_
by _____

_____ Notary Public

_____
Notary Public

GARY A. CEDRONE
My commission expires February 28, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HARRIS CAPITAL CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
SEPTEMBER 30, 2004

HARRIS CAPITAL CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
SEPTEMBER 30, 2004
INDEX

Dennis Glynn & Company

Certified Public Accountants
17 Shunpike Road
Cromwell, Connecticut 06416
Telephone (860) 635-1040
Facsimile (860) 635-6601



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Harris Capital Corp.:

We have audited the accompanying statement of financial condition of Harris Capital Corp. as of September 30, 2004, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Capital Corp. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Dennis Glynn + Co.

Certified Public Accountants

November 22, 2004

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HARRIS CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 2,726
Executed Commissions Receivable	15,994
Investments	24,156
Prepaid Expenses	5,128
Total Current Assets	48,004
Fixed Assets:	
Equipment	5,310
Accumulated Depreciation	(5,310)
Total Fixed Assets, net	0
Total Assets	$ 48,004

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 5,435
Total Liabilities	5,435
Stockholders' Equity:	
Common Stock, no par value, 100 shares issued and outstanding, 4,000 shares authorized	1,000
Preferred Stock, no par value, 500 shares issued and outstanding, 1,000 shares authorized	50,000
Additional paid-in capital	12,700
Retained Earnings	(21,131)
Total Stockholders' Equity	42,569
Total Liabilities and Stockholders' Equity	$ 48,004

The accompanying notes are an integral part of the financial statements.

HARRIS CAPITAL CORP.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenues:	
Commissions Income	$104,589
Investment Income, net	3,263
Net revenues	107,852
Operating Expenses:	
Research and Management Fees	54,145
Clearing Charges	37,097
Occupancy and Office Expenses	24,000
Quote Services	6,446
Professional Fees	11,527
Other	2,005
	135,220
Operating Income (Loss)	(27,368)
Interest Income	23
Income (Loss) Before Income Taxes	(27,345)
Income Tax Provision, net	250
Net Income (Loss)	(27,595)
Retained Earnings - Beginning of Year	6,464
Retained Earnings - End of Year	$(21,131)

The accompanying notes are an integral part of the financial statements.

HARRIS CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (27,595)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation	380
Proceeds from Sales of Investments	12,455
Realized Gains on Sales of Investments	(810)
Net Unrealized Loss on Investments	(1,766)
Purchases of Investments	(675)
Changes in Assets and Liabilities:	
(Increase) Decrease in executed commissions receivable	(181)
(Increase) Decrease In Prepaid Expenses	7,499
(Decrease) Increase in Accrued Expenses	1,305
Net cash flows from operating activities	(9,388)
Cash Flows from investing activities	0
Cash Flows from financing activities	0
(Decrease) Increase in Cash and cash equivalents	(9,388)
Cash and cash equivalents at beginning of year	12,114
Cash and cash equivalents at end of year	$ 2,726
Supplemental Disclosure:	
Cash paid for income taxes	$ 250

The accompanying notes are an integral part of the financial statements.

HARRIS CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

----

1. Basis of Presentation and Net Capital Requirements:

Harris Capital Corp.'s (the Company) primary business activity is as a fully disclosed broker-dealer using exchange members to affect sales on the exchange in its behalf. The Company is subject to the net capital rules of the Securities and Exchange Commission which prohibits it from engaging in securities transactions if its net capital does not exceed $5,000, or its ratio of aggregate indebtedness to net capital is greater than 15 to 1.

2. Summary of Significant Accounting Policies:

Revenue Recognition

The Company recognizes commission income and related expenses from customers' securities and commodities transactions on a trade date basis.

Cash and Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2004, cash equivalents consisted of money market accounts.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Investments

Investments are stated at fair market value. Accordingly, unrealized holding gains and losses are included in earnings. Cost is determined using average cost in computing realized gains or losses.

3. Related Party Transactions:

The Company has an informal agreement with an Affiliated Company that has common ownership and management whereby that Company provides research and certain management functions to the Company for approximately 75% of net commission and trading income. The Company incurred $54,145 of expenses to the Affiliated Company for these services in fiscal 2004. In addition, the Affiliated Company provided use of its facilities and certain administrative services to the Company under an informal agreement at a cost of $24,000 for the year ended September 30, 2004. The Company has prepaid $5,128 for management fees to the Affiliated Company as of September 30, 2004.

4. Income Taxes:

The provision for Federal and State income taxes for the year ended September 30, 2004, is as follows:

Federal	$ 0
State	250
	$ 250

The State income tax provision represents the minimum annual income tax.

The Company has available net operating loss carryforwards of approximately $40,000 to offset State income taxes on future taxable income. If not utilized sooner, the State net operating loss carryforwards will expire on September 30, 2009.

The Company has net operating loss carryforwards of approximately $50,000 available to offset Federal income tax on future taxable income. If not utilized sooner, the loss carryforwards will expire as follows: $10,000 on September 30, 2018, $20,000 ON September 30, 2021 and $20,000 on September 20, 2024.

The Company is a member of a controlled group having common ownership with one "sister" corporation. Thus, the Company is entitled to only 50% of the surtax exemption.

5. Capital Stock:

The authorized Capital Stock of the Company consists of Common Stock and Series A Preferred Stock. The Preferred Stock shareholders are entitled to receive non-cumulative dividends up to $7 per share per year, at the discretion of the Company's Board of Directors. In preference to shares of Common Stock, the Preferred Stock shareholders are entitled to receive up to $100 per share in the event of voluntary or involuntary liquidation. All general voting power is vested in the holders of Common Stock.

On June 15, 1994, 500 shares of Series A Preferred Stock were sold for $50,000. No dividends were declared during the year ended September 30, 2004.

6. Investments and Investment Income:

Investment income includes dividends and capital gain distributions of $675, realized gains from investment sales of $810 and net unrealized gains of $1,778 for the year ended September 30, 2004. Investments as of September 30, 2004 consisted of mutual funds with a fair market value of $20,856 and a cost of $21,833, and a stock that is not publicly traded valued at cost of $3,300.

DENNIS GLYNN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
17 SHUNPIKE ROAD
CROMWELL, CONNECTICUT O6416
TELEPHONE (860) 635-1040
FACSIMILE (860) 635-6601

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of Harris Capital Corp.:

We have audited the accompanying financial statements, as outlined in the accompanying index, of Harris Capital Corp. as of and for the year ended September 30, 2004, and have issued our report thereon dated November 22, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis Glynn + Co.

Certified Public Accountants

November 22, 2004

HARRIS CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2004

SCHEDULE I

NET CAPITAL:

Total stockholders' equity	$ 42,569
Deduct stockholders' equity not allowable for net capital	0
Total stockholders' equity qualified for net capital	42,569

Deductions and/or charges:
Non-allowable assets:

Prepaid Expenses	5,128
Commissions receivable over 30 days	1,075
Equity securities	3,300
Total	9,503

Net capital before haircuts on securities positions	33,066
Haircuts on securities	1,877
Net capital	**$ 31,189**

There were no material differences between the computation of net capital under Rule 15c3-1 included above and the computation included in the Company's corresponding unaudited report as of September 30, 2004.

HARRIS CAPITAL CORP.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS
AS OF SEPTEMBER 30, 2004

SCHEDULE II

Aggregate Indebtedness:	
Accrued Expenses	$ 5,435
Total	$ 5,435
Minimum Capital Required (The greater of 12.5% of Aggregate Indebtedness or $5,000)	$ 5,000
Net Capital Per Schedule I	$ 31,189
Excess Net Capital	$ 26,189
Ratio of Aggregate Indebtedness to Net Capital	0.17 to 1

There were no material differences between the amounts presented above and the amounts as reported in the Company's corresponding unaudited report as of September 30, 2004.

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DENNIS GLYNN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
17 SHUNPIKE ROAD
CROMWELL, CONNECTICUT 06416
TELEPHONE (860) 635-1040
FACSIMILE (860) 635-6601

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors of Harris Capital Corp.:

In planning and performing our audit of the financial statements of Harris Capital Corp., as of and for the year ended September 30, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements taken as a whole and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harris Capital Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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DENNIS GLYNN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
17 SHUNPIKE ROAD
CROMWELL, CONNECTICUT 06416
TELEPHONE (860) 635-1040
FACSIMILE (860) 635-6601

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 (Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountants

November 22, 2004

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